UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. [    ])*

Under the Securities Exchange Act of 1934

YUMA ENERGY, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

98872E108

(CUSIP Number)

Evercore Partners II LLC

55 East 52nd Street

New York, New York 10055

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 98872E108	13D	Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Davis Petroleum Investment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,027,444 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,027,444 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,027,444 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%**
14	TYPE OF REPORTING PERSON* PN

**	Percent of class is based on 12,200,974 shares of Common Stock issued and outstanding as of October 26, 2016, based on information provided by the Issuer.

CUSIP No. 98872E108	13D	Page 3 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Evercore Partners II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,027,444 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,027,444 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,027,444 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%**
14	TYPE OF REPORTING PERSON* PN

**	Percent of class is based on 12,200,974 shares of Common Stock issued and outstanding as of October 26, 2016, based on information provided by the Issuer.

CUSIP No. 98872E108	13D	Page 4 of 6

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Yuma Energy, Inc., a Delaware corporation (“Yuma”). The principal executive offices of Yuma are located at 1177 West Loop South, Suite 1825, Houston, Texas 77027.

Item 2.	Identity and Background

This Schedule 13D is being filed by Davis Petroleum Investment, LLC, a Delaware limited liability company (“Davis”), and Evercore Partners II LLC, a Delaware limited liability company (“Evercore”, together with Davis, the “Reporting Persons”).

Evercore, as the managing member of Davis, has the power to direct the affairs of Davis including the power to vote and dispose of the shares of Common Stock held by Davis and decision-making power with respect to the disposition of the proceeds from the sale of such Common Stock.

As a result of the relationships described in this statement, Evercore may be deemed to possess indirect beneficial ownership of the shares of Common Stock held by Davis. Evercore disclaims indirect beneficial ownership of the shares of Common Stock except to the extent of its pecuniary interest in such shares.

The principal office of the Reporting Parties is 55 East 52nd Street, New York, New York 10055. Evercore was the general partner of Evercore Capital Partners II L.P. (“EP II”), a private equity fund managed by Evercore and its affiliates, and with the dissolution of EP II Evercore became the managing member of Davis. The Reporting Parties have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and have not been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The 2,027,444 shares of Common Stock held by the Reporting Parties were received in exchange for 40,822,093.008 shares of Davis Petroleum Acquisition Corp. (“Davis Acquisition”) common stock held by Davis in connection with the merger of Yuma with and into Davis Acquisition on October 26, 2016.

Item 4.	Purpose of Transaction

The Common Stock was acquired as a result of the merger of Yuma with and into Davis Acquisition (the “Merger”). The Reporting Persons have no plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or any of the other events described in Item 4(a) through 4(j) of Schedule 13D. The Reporting Persons are expected to evaluate on an ongoing basis Yuma’s financial condition and prospects and its interests in and with respect to the Common Stock. Accordingly, each Reporting Person may change its plans and intentions at any time and from time to time. In particular, each Reporting Person may at any time and from time to time acquire or dispose of shares of Common Stock.

CUSIP No. 98872E108	13D	Page 5 of 6

Item 5.	Interest in Securities of the Issuer

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are incorporated herein by reference.

(b)	Rows (7) through (10) of the cover pages to this Schedule 13D are incorporated herein by reference.

(c)	See Item 3 above.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer

Evercore is the managing member of Davis.

Pursuant to the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of February 10, 2016, as amended on September 2, 2016 (the “Merger Agreement”), by and among Yuma Energy, Inc., a California corporation, Yuma, Delaware Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma, and Davis Acquisition, Davis Acquisition had the right to nominate four (4) directors to the board of directors of Yuma as of the closing date, one of which consisted of the Davis nominee on the board of directors of Davis Acquisition. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 99.2, and the First Amendment to the Agreement and Plan of Merger dated September 2, 2016, a copy of which is attached hereto as Exhibit 99.3, both of which are incorporated by reference herein.

As required under the Merger Agreement, on October 26, 2016, Yuma entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Davis and certain other stockholders of Yuma, pursuant to which Yuma agreed to register, at its cost, with the Securities and Exchange Commission (the “SEC”) the resale of the Common Stock issued to such holders of Common Stock and the Common Stock issued upon conversion of the Series D Preferred Stock of Yuma. Yuma has agreed to file a shelf registration statement (the “Shelf Registration Statement”) with the SEC within 180 days after the closing of the Merger. The parties to the Registration Rights Agreement may request registration no more than three times during any twelve (12) consecutive months of shares having an estimated offering price of greater than $5.0 million. No request may be made after the fourth anniversary of the effectiveness of the Shelf Registration Statement. In addition, if Yuma files a registration statement within four years of the effectiveness of the Shelf Registration Statement, it must offer to the parties to the Registration Rights Agreement the opportunity to include the resale of their shares in the registration statement, subject to customary qualifications and limitations. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated by reference herein.

As required under the Merger Agreement, on October 26, 2016, Yuma entered into a Lock-up Agreement (the “Lock-up Agreement”) with Davis and the other stockholders party to the Registration Rights Agreement (collectively, the “Lock-up Persons”), pursuant to which the Lock-up Persons are restricted for a period of 180 days (the “Lock-up Period”) after the closing of the Merger from offering, pledging, selling, contracting to sell, selling any option or contract to purchase, purchasing any option or contract to sell, granting any option, right or warrant to purchase, lending or otherwise transferring or disposing of any shares of Common Stock, Series D Preferred Stock of Yuma or any other class of Yuma’s capital stock (collectively, “Capital Stock”) or any other securities convertible into or exercisable or exchangeable for any Capital Stock, whether now owned or hereafter acquired by the Lock-up Person during the Lock-Up Period or with respect to which the undersigned has or hereafter acquires the power of disposition during the Lock-Up Period, or enter into any swap or other agreement, arrangement or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequence of ownership of any Capital Stock or any securities convertible into or exercisable or exchangeable for any Capital Stock. The foregoing restrictions will not apply to certain other transfers customarily excepted. The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, a copy of which is attached hereto as Exhibit 99.5 and is incorporated by reference herein.

Other than as described in this Schedule 13D and in the agreements and documents attached as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Parties, there are no other contracts, arrangements, understandings or relationships between Evercore and any person with respect to the securities of Yuma.

Item 7.	Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith).

99.2	Agreement and Plan of Merger and Reorganization dated as of February 10, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Yuma Energy, Inc. (SEC File No.: 001-32989) with the SEC on February 16, 2016).

99.3	First Amendment to the Agreement and Plan of Merger and Reorganization dated as of September 2, 2016, by and among Yuma Energy, Inc., Yuma Delaware Merger Subsidiary, Inc., Yuma Merger Subsidiary, Inc. and Davis Petroleum Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Yuma Energy, Inc. (SEC File No.: 001-32989) with the SEC on September 6, 2016).

99.4	Registration Rights Agreement dated October 26, 2016 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Yuma Energy, Inc. (SEC File No. 001-37932) with the SEC on November 1, 2016).

99.5	Form of Lock-up Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Yuma Energy, Inc. (SEC File No. 001-37932) with the SEC on November 1, 2016).

CUSIP No. 98872E108	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVIS PETROLEUM INVESTMENT, LLC

By:	Evercore Partners II L.L.C., its managing member

By:	/s/ Robert B. Walsh
Name:	Robert B. Walsh
Title:	Treasurer

EVERCORE PARTNERS II LLC

By:	/s/ Robert B. Walsh
Name:	Robert B. Walsh
Title:	Treasurer

Date: November 4, 2016